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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month March, 2002

P.E. 3/31/02

Mentergy Ltd., (Formerly Gilat Communications Ltd.)
(Translation of Registrant's name into English)

4 Hachilazon Street
Ramat-Gan, Israel
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20 or Form 40-F.
Form 20-F ☑ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-________________.)

This Report on Form 6-K is hereby incorporated by reference in the Registration Statement on Form F-3 of Mentergy Ltd. (Formerly Gilat Communications Ltd.) (Registration No. 333-11684 and 333-13132).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MENTERGY LTD.

By: Eytan Mucznik
Title: CFO

Date: May 28, 2002

This Form 6-K consists of:

1. Press Release of Mentergy Ltd., dated April. 8, 2002, reports that Mentergy Ltd. Enters Into an Agreement to Spin-Off Its Satellite-Based Communications Services Business

Mentergy™

Mentergy, Ltd.
4 HaChilazon St.
52522 Ramat Gan, Israel
Tel: +972 3-7535790
Fax: +972 3-7523906

For Immediate Release

Company Contact:

Ziv Mandl
Mentergy, Ltd.
+972-3-7535790
zmandl@mentergy.co.il

Eytan Mucznik
Mentergy Ltd.
+972-3-75357624
meytan@mentergy.co.il

Ron Zamir
Mentergy, Inc.
404-668-9915
ronz@mentergy.com

Mentergy Ltd. Enters Into an Agreement to Spin-Off Its Satellite-Based Communications Services Business

April 8, 2002, Ramat Gan, Israel, Mentergy(TM), Ltd. (Nasdaq: MNTE), the global provider of training and Learning solutions, announced that it has signed a binding share purchase agreement for the sale of two wholly owned subsidiaries, Gilat Satcom Ltd., and Israsat International Communications Ltd., which comprise its satellite-based communications services business (together "**Gilat Satcom**"). The binding agreement follows a non-binding term sheet previously disclosed in the Company's press release dated February 14,2001.

Under the share purchase agreement, the shares of Gilat Satcom would be purchased by Lito Ofsset "Ziv" Ltd., an Israeli company ("**Ziv**"), in exchange for the issuance to Mentergy of new shares of Ziv, such that following completion of the transaction Mentergy is expected to hold 70% of the outstanding ordinary shares of Ziv on a fully diluted basis.

The consummation of the transaction is contingent, among other things, upon the approval of the transaction by Mentergy's bank creditors, regulatory authorities in Israel, and Ziv's shareholders. The transaction is also contingent upon the successful re-listing of Ziv's shares on the Tel-Aviv Stock Exchange where it was previously listed.

"This agreement furthers our company's goal to separate the satellite communications services division and implement our strategic direction creating a world-wide company that specializes and focuses in advanced corporate training and learning services", says Eran Lasser, Co-CEO of Mentergy. "We also believe turning Gilat Satcom into a public company traded in Israel may help in strengthening its position as a leader provider of communication services in Israel and abroad and give it additional tools to examine future strategic opportunities."

Mentergy™

Mentergy, Ltd.
4 HaChilazon St.
52522 Ramat Gan, Israel
Tel: +972 3-7535790
Fax: +972 3-7523906

About Gilat Satcom Ltd. an Israsat International Communications Ltd.

Gilat Satcom and Israsat Communications (together – "**Gilat Satcom**") was established approximately 10 years ago, and today it is a leading provider of satellite based communication services in Israel. Gilat Satcom offers its customers private networks communication services in Israel, international communication services and Internet access services to companies and organizations world-wide, based on satellite technologies. Today, Gilat Satcom maintains approximately 2,500 sites in private communication networks for leading organizations in Israel, including among others health services organizations, National Sports betting and Lottery, universities, financial institutes and government institutions. Gilat Satcom also operates international communication services, point to point satellite links and Internet backbone connectivity over satellite for information carriers, financial institutes and more, as well as satellite infrastructure for the e-Learning industry.

About Mentergy, Ltd.

Mentergy, Ltd. (NASDAQ:MNTE), is a global training and learning company, providing training, e-Learning products, consulting, and courseware development services for large enterprises. With over 21 years of expertise in the learning industry, Mentergy assists businesses worldwide to make a cost-effective shift from traditional learning to a blended e-Learning approach. Mentergy Ltd.'s North American operations comprise of the Allen Communication Learning Services division and the LearnLinc Live e-Learning division (Mentergy, Inc.), in addition to John Bryce Training in Israel and Europe (Aris Education KocBryce and Iqsoft JohnBryce Training Center), and a global sales and marketing operation that includes Mentergy Europe. www.mentergy.com

GENERAL INSTRUCTIONS

A. Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B. Information and Document Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report of this form shall furnish whatever information, not required to be furnished on form 40-F or previously furnished, such issuer (i) maker or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (i), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above. The information and documents furnished in this report shall not be deemed to be "filed" for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C. Preparation and Filing of Report.

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission. At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12 (b) of the Act. At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed. Unsigned copies shall be conformed.

D. Translations of Papers and Documents into English.

Reference is made to Rule 12b-12(d) (17 CFR 240.12b-12(d). Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English languages of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or report, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. If no event are copies of original language documents or reports required to be furnished.

GENERAL INSTRUCTIONS

A. Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B. Information and Document Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report of this form shall furnish whatever information, not required to be furnished on form 40-F or previously furnished, such issuer (i) maker or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (i), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above. The information and documents furnished in this report shall not be deemed to be "filed" for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C. Preparation and Filing of Report.

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission. At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12 (b) of the Act. At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed. Unsigned copies shall be conformed.

D. Translations of Papers and Documents into English.

Reference is made to Rule 12b-12(d) (17 CFR 240.12b-12(d). Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English languages of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or report, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. If no event are copies of original language documents or reports required to be furnished.

This Form 6-K consists of:

1. Press Release of Mentergy Ltd., dated April. 8, 2002, reports that Mentergy Ltd. Enters Into an Agreement to Spin-Off Its Satellite-Based Communications Services Business

Mentergy™

Mentergy, Ltd.
4 HaChilazon St.
52522 Ramat Gan, Israel
Tel: +972 3-7535790
Fax: +972 3-7523906

For Immediate Release

Company Contact:

Ziv Mandl
Mentergy, Ltd.
+972-3-7535790
zmandl@mentergy.co.il

Eytan Mucznik
Mentergy Ltd.
+972-3-75357624
meytan@mentergy.co.il

Ron Zamir
Mentergy, Inc.
404-668-9915
ronz@mentergy.com

Mentergy Ltd. Enters Into an Agreement to Spin-Off Its Satellite-Based Communications Services Business

April 8, 2002, Ramat Gan, Israel, Mentergy(TM), Ltd. (Nasdaq: MNTE), the global provider of training and Learning solutions, announced that it has signed a binding share purchase agreement for the sale of two wholly owned subsidiaries, Gilat Satcom Ltd., and Israsat International Communications Ltd., which comprise its satellite-based communications services business (together "**Gilat Satcom**"). The binding agreement follows a non-binding term sheet previously disclosed in the Company's press release dated February 14,2001.

Under the share purchase agreement, the shares of Gilat Satcom would be purchased by Lito Ofsset "Ziv" Ltd., an Israeli company ("**Ziv**"), in exchange for the issuance to Mentergy of new shares of Ziv, such that following completion of the transaction Mentergy is expected to hold 70% of the outstanding ordinary shares of Ziv on a fully diluted basis.

The consummation of the transaction is contingent, among other things, upon the approval of the transaction by Mentergy's bank creditors, regulatory authorities in Israel, and Ziv's shareholders. The transaction is also contingent upon the successful re-listing of Ziv's shares on the Tel-Aviv Stock Exchange where it was previously listed.

"This agreement furthers our company's goal to separate the satellite communications services division and implement our strategic direction creating a world-wide company that specializes and focuses in advanced corporate training and learning services", says Eran Lasser, Co-CEO of Mentergy. "We also believe turning Gilat Satcom into a public company traded in Israel may help in strengthening its position as a leader provider of communication services in Israel and abroad and give it additional tools to examine future strategic opportunities."

Mentergy™

Mentergy, Ltd.
4 HaChilazon St.
52522 Ramat Gan, Israel
Tel: +972 3-7535790
Fax: +972 3-7523906

About Gilat Satcom Ltd. an Israsat International Communications Ltd.

Gilat Satcom and Israsat Communications (together – "**Gilat Satcom**") was established approximately 10 years ago, and today it is a leading provider of satellite based communication services in Israel. Gilat Satcom offers its customers private networks communication services in Israel, international communication services and Internet access services to companies and organizations world-wide, based on satellite technologies. Today, Gilat Satcom maintains approximately 2,500 sites in private communication networks for leading organizations in Israel, including among others health services organizations, National Sports betting and Lottery, universities, financial institutes and government institutions. Gilat Satcom also operates international communication services, point to point satellite links and Internet backbone connectivity over satellite for information carriers, financial institutes and more, as well as satellite infrastructure for the e-Learning industry.

About Mentergy, Ltd.

Mentergy, Ltd. (NASDAQ:MNTE), is a global training and learning company, providing training, e-Learning products, consulting, and courseware development services for large enterprises. With over 21 years of expertise in the learning industry, Mentergy assists businesses worldwide to make a cost-effective shift from traditional learning to a blended e-Learning approach. Mentergy Ltd.'s North American operations comprise of the Allen Communication Learning Services division and the LearnLinc Live e-Learning division (Mentergy, Inc.), in addition to John Bryce Training in Israel and Europe (Aris Education KocBryce and Iqsoft JohnBryce Training Center), and a global sales and marketing operation that includes Mentergy Europe. www.mentergy.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words ``estimate" ``project" ``intend" ``expect" ``believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Mentergy to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Mentergy's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Mentergy's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect Mentergy's proprietary technology and risks associated with Mentergy's international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Mentergy business, reference is made to Mentergy's reports filed from time to time with the Securities and Exchange Commission.

GENERAL INSTRUCTIONS

A. Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B. Information and Document Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report of this form shall furnish whatever information, not required to be furnished on form 40-F or previously furnished, such issuer (i) maker or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (i), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above. The information and documents furnished in this report shall not be deemed to be "filed" for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C. Preparation and Filing of Report.

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission. At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12 (b) of the Act. At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed. Unsigned copies shall be conformed.

D. Translations of Papers and Documents into English.

Reference is made to Rule 12b-12(d) (17 CFR 240.12b-12(d). Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English languages of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or report, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. If no event are copies of original language documents or reports required to be furnished.

GENERAL INSTRUCTIONS

A. Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B. Information and Document Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report of this form shall furnish whatever information, not required to be furnished on form 40-F or previously furnished, such issuer (i) maker or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (i), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above. The information and documents furnished in this report shall not be deemed to be "filed" for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C. Preparation and Filing of Report.

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission. At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12 (b) of the Act. At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed. Unsigned copies shall be conformed.

D. Translations of Papers and Documents into English.

Reference is made to Rule 12b-12(d) (17 CFR 240.12b-12(d). Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English languages of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or report, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. If no event are copies of original language documents or reports required to be furnished.

This Form 6-K consists of:

1. Press Release of Mentergy Ltd., dated April. 8, 2002, reports that Mentergy Ltd. Enters Into an Agreement to Spin-Off Its Satellite-Based Communications Services Business

Mentergy, Ltd.
4 HaChilazon St.
52522 Ramat Gan, Israel
Tel: +972 3-7535790
Fax: +972 3-7523906

For Immediate Release

Company Contact:

Ziv Mandl
Mentergy, Ltd.
+972-3-7535790
zmandl@mentergy.co.il

Eytan Mucznik
Mentergy Ltd.
+972-3-75357624
meytan@mentergy.co.il

Ron Zamir
Mentergy, Inc.
404-668-9915
ronz@mentergy.com

Mentergy Ltd. Enters Into an Agreement to Spin-Off Its Satellite-Based Communications Services Business

April 8, 2002, Ramat Gan, Israel, Mentergy(TM), Ltd. (Nasdaq: MNTE), the global provider of training and Learning solutions, announced that it has signed a binding share purchase agreement for the sale of two wholly owned subsidiaries, Gilat Satcom Ltd., and Israsat International Communications Ltd., which comprise its satellite-based communications services business (together "**Gilat Satcom**"). The binding agreement follows a non-binding term sheet previously disclosed in the Company's press release dated February 14,2001.

Under the share purchase agreement, the shares of Gilat Satcom would be purchased by Lito Ofsset "Ziv" Ltd., an Israeli company ("**Ziv**"), in exchange for the issuance to Mentergy of new shares of Ziv, such that following completion of the transaction Mentergy is expected to hold 70% of the outstanding ordinary shares of Ziv on a fully diluted basis.

The consummation of the transaction is contingent, among other things, upon the approval of the transaction by Mentergy's bank creditors, regulatory authorities in Israel, and Ziv's shareholders. The transaction is also contingent upon the successful re-listing of Ziv's shares on the Tel-Aviv Stock Exchange where it was previously listed.

"This agreement furthers our company's goal to separate the satellite communications services division and implement our strategic direction creating a world-wide company that specializes and focuses in advanced corporate training and learning services", says Eran Lasser, Co-CEO of Mentergy. "We also believe turning Gilat Satcom into a public company traded in Israel may help in strengthening its position as a leader provider of communication services in Israel and abroad and give it additional tools to examine future strategic opportunities."

Mentergy, Ltd.
4 HaChilazon St.
52522 Ramat Gan, Israel
Tel: +972 3-7535790
Fax: +972 3-7523906

About Gilat Satcom Ltd. an Israsat International Communications Ltd.

Gilat Satcom and Israsat Communications (together – "**Gilat Satcom**") was established approximately 10 years ago, and today it is a leading provider of satellite based communication services in Israel. Gilat Satcom offers its customers private networks communication services in Israel, international communication services and Internet access services to companies and organizations world-wide, based on satellite technologies. Today, Gilat Satcom maintains approximately 2,500 sites in private communication networks for leading organizations in Israel, including among others health services organizations, National Sports betting and Lottery, universities, financial institutes and government institutions. Gilat Satcom also operates international communication services, point to point satellite links and Internet backbone connectivity over satellite for information carriers, financial institutes and more, as well as satellite infrastructure for the e-Learning industry.

About Mentergy, Ltd.

Mentergy, Ltd. (NASDAQ:MNTE), is a global training and learning company, providing training, e-Learning products, consulting, and courseware development services for large enterprises. With over 21 years of expertise in the learning industry, Mentergy assists businesses worldwide to make a cost-effective shift from traditional learning to a blended e-Learning approach. Mentergy Ltd.'s North American operations comprise of the Allen Communication Learning Services division and the LearnLinc Live e-Learning division (Mentergy, Inc.), in addition to John Bryce Training in Israel and Europe (Aris Education KocBryce and Iqsoft JohnBryce Training Center), and a global sales and marketing operation that includes Mentergy Europe. www.mentergy.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words ``estimate" ``project" ``intend" ``expect" ``believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Mentergy to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Mentergy's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Mentergy's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect Mentergy's proprietary technology and risks associated with Mentergy's international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Mentergy business, reference is made to Mentergy's reports filed from time to time with the Securities and Exchange Commission.

GENERAL INSTRUCTIONS

A. Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B. Information and Document Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report of this form shall furnish whatever information, not required to be furnished on form 40-F or previously furnished, such issuer (i) maker or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (i), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above. The information and documents furnished in this report shall not be deemed to be "filed" for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C. Preparation and Filing of Report.

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission. At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12 (b) of the Act. At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed. Unsigned copies shall be conformed.

D. Translations of Papers and Documents into English.

Reference is made to Rule 12b-12(d) (17 CFR 240.12b-12(d). Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English languages of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or report, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. If no event are copies of original language documents or reports required to be furnished.

GENERAL INSTRUCTIONS

A. Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B. Information and Document Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report of this form shall furnish whatever information, not required to be furnished on form 40-F or previously furnished, such issuer (i) maker or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (i), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above. The information and documents furnished in this report shall not be deemed to be "filed" for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C. Preparation and Filing of Report.

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission. At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12 (b) of the Act. At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed. Unsigned copies shall be conformed.

D. Translations of Papers and Documents into English.

Reference is made to Rule 12b-12(d) (17 CFR 240.12b-12(d). Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English languages of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or report, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. If no event are copies of original language documents or reports required to be furnished.

This Form 6-K consists of:

1. Press Release of Mentergy Ltd., dated April. 8, 2002, reports that Mentergy Ltd. Enters Into an Agreement to Spin-Off Its Satellite-Based Communications Services Business

Mentergy™

Mentergy, Ltd.
4 HaChilazon St.
52522 Ramat Gan, Israel
Tel: +972 3-7535790
Fax: +972 3-7523906

For Immediate Release

Company Contact:

Ziv Mandl
Mentergy, Ltd.
+972-3-7535790
zmandl@mentergy.co.il

Eytan Mucznik
Mentergy Ltd.
+972-3-75357624
meytan@mentergy.co.il

Ron Zamir
Mentergy, Inc.
404-668-9915
ronz@mentergy.com

Mentergy Ltd. Enters Into an Agreement to Spin-Off Its Satellite-Based Communications Services Business

April 8, 2002, Ramat Gan, Israel, Mentergy(TM), Ltd. (Nasdaq: MNTE), the global provider of training and Learning solutions, announced that it has signed a binding share purchase agreement for the sale of two wholly owned subsidiaries, Gilat Satcom Ltd., and Israsat International Communications Ltd., which comprise its satellite-based communications services business (together "**Gilat Satcom**"). The binding agreement follows a non-binding term sheet previously disclosed in the Company's press release dated February 14,2001.

Under the share purchase agreement, the shares of Gilat Satcom would be purchased by Lito Ofsset "Ziv" Ltd., an Israeli company ("**Ziv**"), in exchange for the issuance to Mentergy of new shares of Ziv, such that following completion of the transaction Mentergy is expected to hold 70% of the outstanding ordinary shares of Ziv on a fully diluted basis.

The consummation of the transaction is contingent, among other things, upon the approval of the transaction by Mentergy's bank creditors, regulatory authorities in Israel, and Ziv's shareholders. The transaction is also contingent upon the successful re-listing of Ziv's shares on the Tel-Aviv Stock Exchange where it was previously listed.

"This agreement furthers our company's goal to separate the satellite communications services division and implement our strategic direction creating a world-wide company that specializes and focuses in advanced corporate training and learning services", says Eran Lasser, Co-CEO of Mentergy. "We also believe turning Gilat Satcom into a public company traded in Israel may help in strengthening its position as a leader provider of communication services in Israel and abroad and give it additional tools to examine future strategic opportunities."

Mentergy™

Mentergy, Ltd.
4 HaChilazon St.
52522 Ramat Gan, Israel
Tel: +972 3-7535790
Fax: +972 3-7523906

About Gilat Satcom Ltd. an Israsat International Communications Ltd.

Gilat Satcom and Israsat Communications (together – "**Gilat Satcom**") was established approximately 10 years ago, and today it is a leading provider of satellite based communication services in Israel. Gilat Satcom offers its customers private networks communication services in Israel, international communication services and Internet access services to companies and organizations world-wide, based on satellite technologies. Today, Gilat Satcom maintains approximately 2,500 sites in private communication networks for leading organizations in Israel, including among others health services organizations, National Sports betting and Lottery, universities, financial institutes and government institutions. Gilat Satcom also operates international communication services, point to point satellite links and Internet backbone connectivity over satellite for information carriers, financial institutes and more, as well as satellite infrastructure for the e-Learning industry.

About Mentergy, Ltd.

Mentergy, Ltd. (NASDAQ:MNTE), is a global training and learning company, providing training, e-Learning products, consulting, and courseware development services for large enterprises. With over 21 years of expertise in the learning industry, Mentergy assists businesses worldwide to make a cost-effective shift from traditional learning to a blended e-Learning approach. Mentergy Ltd.'s North American operations comprise of the Allen Communication Learning Services division and the LearnLinc Live e-Learning division (Mentergy, Inc.), in addition to John Bryce Training in Israel and Europe (Aris Education KocBryce and Iqsoft JohnBryce Training Center), and a global sales and marketing operation that includes Mentergy Europe. www.mentergy.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate" "project" "intend" "expect" "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Mentergy to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Mentergy's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Mentergy's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect Mentergy's proprietary technology and risks associated with Mentergy's international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Mentergy business, reference is made to Mentergy's reports filed from time to time with the Securities and Exchange Commission.

GENERAL INSTRUCTIONS

A. Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B. Information and Document Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report of this form shall furnish whatever information, not required to be furnished on form 40-F or previously furnished, such issuer (i) maker or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (i), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above. The information and documents furnished in this report shall not be deemed to be "filed" for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C. Preparation and Filing of Report.

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission. At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12 (b) of the Act. At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed. Unsigned copies shall be conformed.

D. Translations of Papers and Documents into English.

[illegible]erence is made to Rule 12b-12(d) (17 CFR 240.12b-12(d). Information required to be furnished pursuant to General Instruc- [illegible] form of press releases and all communications or materials distributed directly to security holders of each class of [illegible] h any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English [illegible] summaries in the English languages of such materials may be furnished in lieu of original English translations. [illegible] General Instruction B, no other documents or report, including prospectuses or offering circulars relating to en- [illegible]d be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, [illegible] in English thereof. If no such English translations, versions or summary have been prepared, it will be [illegible]cription in English of any such documents or reports. If no event are copies of original language documents [illegible]

GENERAL INSTRUCTIONS

A. Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B. Information and Document Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report of this form shall furnish whatever information, not required to be furnished on form 40-F or previously furnished, such issuer (i) maker or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (i), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above. The information and documents furnished in this report shall not be deemed to be "filed" for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C. Preparation and Filing of Report.

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission. At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12 (b) of the Act. At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed. Unsigned copies shall be conformed.

D. Translations of Papers and Documents into English.

Reference is made to Rule 12b-12(d) (17 CFR 240.12b-12(d). Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English languages of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or report, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. If no event are copies of original language documents or reports required to be furnished.